CARBON CONVERSION GROUP, INC.

925 SOUTH CHURCH STREET

SUITE B200-123

MURFREESBORO TN 37130

December 6, 2024

VIA EDGAR

Cheryl Brown

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Carbon Conversion Group, Inc.
Registration Statement on Form S-1
Originally Filed January 18, 2024
File No. 333-276575

Dear Ms. Brown:

Carbon Conversion Group, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, that the Company’s Registration Statement on Form S-1 (File No. 333-276575) filed with the Securities and Exchange Commission (“SEC”) on January 18, 2024, together with all exhibits thereto (the “Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement as it does not intend to pursue the contemplated public offering of the securities contemplated by the Registration Statement at this time. The Company confirms that no securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477.

It is the Company’s understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please contact Eric Newlan at 940-367-6154.

Sincerely,

/s/ Robert C. Doherty
Robert C. Doherty
Chief Executive Officer